CIFG Assurance North America, Inc.

Financial Statements

December 31, 2006, 2005 and 2004

CIFG Assurance North America, Inc.
Table of Contents

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To Board of Directors and Shareholder of
CIFG Assurance North America, Inc:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholder's equity and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of CIFG Assurance North America, Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 27, 2007

CIFG Assurance North America, Inc.
Balance Sheets
($ In '000s, except per share amount)

As of December 31,
	2006	2005

Assets
Investments
Fixed income securities available-for-sale, at fair value
(amortized cost of $135,985 and $134,387)	$134,403	$132,924
Short-term investments, at cost	39,588	24,652
Total Investments	173,991	157,576

Cash	1,068	3,388
Premiums receivable	11,436	7,515
Receivable for securities sold	---	4,000
Investment income due and accrued	1,748	1,497
Prepaid reinsurance premiums	183,761	141,827
Reinsurance recoverable on unpaid loss and loss
adjustment expense reserves	4,670	2,777
Derivative assets	10	4
Intangible asset - licenses acquired in acquisition	8,331	8,331
Current income taxes recoverable	42	---
Total assets	$385,057	$326,915

Liabilities and Shareholder’s Equity
Liabilities
Deferred premium revenues	$218,714	$165,846
Loss and loss adjustment expense reserves	5,530	3,306
Deferred ceding commissions, net	18,373	13,267
Ceded reinsurance balances payable	6,463	12,949
Deferred fee income	1,233	413
Ceding commission payable	141	138
Current income taxes payable	---	88
Derivative liabilities	49	57
Balances due to affiliates	10,606	6,798
Other liabilities	2,051	1,961
Total liabilities	263,160	204,823

Shareholder’s Equity
Common stock (par value $4,191.49 per share authorized, issued
and outstanding shares 4,700)	19,700	19,700
Additional paid-in-capital	122,850	122,850
Accumulated deficit	(19,072)	(18,995)
Accumulated other comprehensive loss (net of deferred
income (benefit) taxes of $0, in 2006 and 2005)	(1,581)	(1,463)
Total shareholder’s equity	121,897	122,092
Total liabilities and shareholder’s equity	$385,057	$326,915

The accompanying notes are an integral part of these financial statements.

CIFG Assurance North America, Inc.
Statements of Operations
($ In '000s)

 Years Ended December 31,
	2006	2005	2004
Revenues
Gross premiums written	$101,665	$94,256		$55,146
Ceded premiums written	(84,163)	(83,958)		(48,747)
Net premiums written	17,502	10,298		6,399
Change in net deferred premium revenue	(10,925)	(5,546)		(2,588)
Net premiums earned (net of ceded earned premiums of $42,322 in 2006, $27,267 in 2005 and $18,529 in 2004)	6,577	4,752		3,811
Net investment income	6,677	4,098		2,273
Net realized investment (losses) gains	(5)	(4)		10
Net realized and unrealized gains (losses) on credit derivatives	14	(32)		(5)
Other income	217	47		53
Total revenues	13,480	8,861		6,142

Expenses
Losses and loss adjustment expenses, net	331	236		199
Amortization of deferred ceding commissions	(8,794)	(3,158)		(2,042)
Amortization of deferred acquisition costs	6,744	3,641		2,635
Operating expenses	14,892	11,826		10,822
Total expenses	13,173	12,545		11,614

Income (loss) before income taxes	307	(3,684)		(5,472)
Provision for income taxes	384	148		---
Net Loss	$(77)	$(3,832)	$	(5,472)

The accompanying notes are an integral part of these financial statements.

CIFG Assurance North America, Inc.
Statements of Changes in Shareholders' Equity and Comprehensive (Loss) Income
($ In '000s, except per share amounts)

	Years ended December 31,
	2006		2005		2004
Common Shares
Shares at beginning of period	4,700		4,700		4,700
Shares as of December 31	4,700		4,700		4,700

Common Stock
Balance at beginning of period	$19,700		$19,700		$19,700
Balance as of December 31	19,700		19,700		19,700

Additional paid-in capital
Balance at beginning of period	122,850		122,850		112,850
Capital contribution	---		---		10,000
Balance as of December 31	122,850		122,850		122,850

Accumulated deficit
Balance at beginning of period	(18,995)		(15,163)		(9,691)
Net loss	(77)	$(77)	(3,832)	$(3,832)	(5,472)	$(5,472)
Balance as of December 31	(19,072)		(18,995)		(15,163)

Accumulated other comprehensive (loss) income
Balance at beginning of period	(1,463)		(53)		530
Net change in unrealized (depreciation) of AFS securities, net of deferred tax expense (benefit) expense of $0 in 2006, $28 in 2005, $(313) in 2004		(118)		(1,410)		(583)
Other comprehensive loss	(118)	(118)	(1,410)	(1,410)	(583)	(583)
Total comprehensive loss		$(195)		$(5,242)		$(6,055)

Balance as of December 31	(1,581)		(1,463)		(53)
Total Shareholder’s Equity	$121,897		$122,092		$127,334

	2006		2005		2004
Disclosure of reclassification amounts
Unrealized (depreciation) arising during the period, net of taxes	$(114)		$(1,407)		$(590)
Less: reclassification adjustment for net (losses) and gains included in net income, net of taxes	(4)		(3)		7
Net unrealized (depreciation) of securities, net of taxes	$(118)		$(1,410)		$(583)

The accompanying notes are an integral part of these financial statements.

CIFG Assurance North America, Inc.
Statements of Cash Flows
($ In '000s)

	Years ended December 31,
	2006	2005	2004

Cash flows from operating activities
Net Loss	$ (77)	$ (3,832)	$ (5,472)

Adjustments to reconcile net loss to net cash
provided (used) by operating activities:
Amortization of bond premium, net	283	(5)	700
Net realized losses (gains) on sale of investments	5	4	(10)
Increase in loss and loss adjustment reserves, net of reinsurance	331	236	199
Increase in deferred premium revenues	52,868	62,273	31,425
Increase in prepaid reinsurance premiums	(41,934)	(56,722)	(28,975)
Decrease in deferred acquisition costs, net	---	---	1,184
(Increase) in premiums receivable	(3,767)	(2,484)	(947)
(Decrease) increase in ceded reinsurance balances payable	(6,515)	6,966	(12,766)
Increase (decrease) in ceding commissions payable	3	(107)	(372)
Increase in investment income due and accrued	(251)	(878)	(37)
Increase in balances due to affiliates	3,808	1,115	344
(Decrease) Increase in current income taxes payable	(130)	88	---
Net realized and unrealized (gains) losses on credit derivatives, net	(14)	32	5
Increase in deferred ceding commissions, net	5,106	11,216	2,051
Other, net	645	1,689	844
Total adjustments to net loss	10,438	23,423	(6,355)
Net cash provided (used) by operating activities	10,361	19,591	(11,827)

Cash flows from investing activities
(Purchase) of fixed income securities	(38,299)	(92,022)	(49,454)
(Purchase) sale of short-term investments, net	(14,936)	43,236	21,902
Proceeds from the sale of fixed income securities	55	180	3,760
Proceeds from the maturity of fixed income securities	40,417	26,098	31,819
Net cash (used) provided by investing activities	(12,763)	(22,508)	8,027

Cash flows from financing activities
Capital contributions	---	---	10,000
Net cash provided by financing activities	---	---	10,000

Effect of exchange rates on cash	82	(263)	(155)
(Decrease) increase in cash	(2,320)	(3,180)	6,045
Cash at beginning of the year	3,388	6,568	523
Cash at the end of the year	$1,068	$3,388	$6,568

Supplemental disclosures of cash flow information
Federal Income Taxes paid	$294	$60	$ ---

The accompanying notes are an integral part of these financial statements.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

1.	Business and Organization

CIFG Assurance North America, Inc., (“CIFG NA” or the “Company”) was incorporated on April 11, 2002 in the State of New York. On May 24, 2002 the New York State Insurance Department (“NYSID”) granted the Company a license to conduct surety, credit, residual value and financial guaranty insurance. As of December 31, 2006, CIFG NA was licensed to transact financial guaranty insurance in 45 states and the U.S. Virgin Islands, District of Columbia and the Commonwealth of Puerto Rico.

In prior years, the shares of CIFG NA were transferred by CIFG NA’s direct parent, CIFG Services, Inc. (“CIFG Services”) to a voting trust to comply with certain U.S. state restrictions regarding the ownership or control of U.S. insurance companies by a foreign government or any agency or instrumentality thereof. Under the terms of the Voting Trust Agreement, 80% of the trustees must be directors or officers of CIFG Services, or Caisse Nationale des Caisses d’Epargne (“CNCE”), an indirect parent of CIFG Holding. Although the shares are legally owned by the voting trustees in accordance with the Voting Trust Agreement, CIFG Services retains the economic benefits of the shares of CIFG NA.

CIFG Services is a management company that was incorporated in the state of Delaware during 2001. CIFG Services is a wholly-owned subsidiary of CIFG Guaranty, a reinsurance company that was registered in France by Registre du Commerce et des Sociétés on March 30, 2001. CIFG Guaranty is a wholly-owned subsidiary of CIFG Holding, a French corporation that acts as a holding company for the CIFG group of companies. CIFG Guaranty owns 100% of the outstanding shares of CIFG Services and CIFG Europe. CIFG Europe is a French licensed insurance company authorized to write financial guaranty business throughout 20 member states of the European Union.

On November 17, 2006, Banque Fédérale des Banques Populaires (“BFBP”) and CNCE combined certain of their operations, through Natexis Banques Populaires (“Natexis). CNCE contributed CIFG Holding and its subsidiaries, as well as other assets, to Natexis, which was simultaneously renamed “Natixis”. As of December 31, 2006, CNCE and BFBP each owned 34.44% of Natixis, with 8.76% owned by Caisse des Dépôts et Consignations (“CDC”) (via CDC Finance Holding) and 22.36 % was owned by public float and institutional shareholders. Until November 17, 2006, CIFG Holding was wholly-owned by CNCE.

In the ordinary course of business, the Company issues financial guaranty contracts in respect of certain obligations of certain variable interest entities (VIEs). Specifically, CIFG NA has issued contracts in respect of certain obligations of multiple distinct New York State business trusts, collectively known as the New Generation Funding Trusts. The financial guaranty contracts generally provide credit protection to investors who have entered into credit derivative transactions with the respective VIEs. Other than the transactions described above, the VIEs own no assets and have no outstanding debt and, by virtue of the credit support provided by the financial guaranty contracts, CIFG NA is considered to be the primary beneficiary of these VIEs. Accordingly, these VIEs are consolidated.

Each of CIFG Guaranty, CIFG Europe and CIFG NA has received an insurer financial strength rating of “AAA” from Fitch Ratings, an insurer financial strength rating of “Aaa” from Moody’s Investors Services Inc., and an insurer financial strength and financial enhancement ratings of “AAA” from Standard and Poor’s Rating Services (“S&P”), the highest rating assigned by each rating agency.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)
2. Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which for insurance and reinsurance companies differ in certain respects from the accounting practices prescribed or permitted by NYSID. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Investments
The Company’s investment portfolio is accounted for on a trade-date basis. Investments in fixed income securities that are considered available-for-sale (“AFS”) are carried at fair value, with unrealized gains and losses, net of deferred taxes, reflected in Other Comprehensive Income (“OCI”). Short-term investments are stated at amortized cost, which approximates fair value. Unrealized gains and losses are calculated using amortized cost as the basis. AFS investments denominated in currencies other than the U.S. dollar are accounted for at their U.S. dollar equivalent using exchange rates in effect at the balance sheet date. Changes in values due to currency fluctuations are recorded as unrealized gains or losses on AFS securities, net of deferred taxes, in OCI.

For purposes of computing amortized cost, premiums and discounts are accounted for using the effective yield method over the remaining terms of securities acquired. For premium on bonds that do not have call features, such premiums are amortized over the remaining terms of the securities.

The Company's process for identifying declines in the fair value of investments that are other than temporary involves consideration of multiple factors. These factors include current economic conditions, market prices, issuer-specific developments, the time period during which there has been a significant decline in value and the Company's intent and ability to hold the investment for a sufficient period of time for the value to recover. If the Company's analysis of these factors results in the determination that the decline is other-than temporary, CIFG NA writes down the carrying value of the investment to fair value and records a realized loss. As of December 31, 2006 and 2005, there were no declines in fair value deemed to be other than temporary.

Realized gains and losses on the sale of investments are determined on the basis of first in, first out (“FIFO”). Investment income is recorded when earned.

Deferred Acquisition Costs (DAC) and Deferred Ceding Commissions
Certain costs incurred, primarily related to and varying with the production of new financial guaranty business, excluding financial guaranty contracts accounted for as derivatives, have been deferred (DAC). These costs include direct and indirect expenses related to underwriting and contract origination expenses, rating agency fees and premium taxes.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The Company receives ceding commissions under its ceded reinsurance contracts as compensation for acquisition costs incurred. Ceding commissions are deferred.

The Company considers deferred premium revenue and the present value of future premiums due to the Company under installment contracts when determining the recoverability of DAC. DAC and deferred ceding commissions are amortized into the income statement over the periods in proportion to the earnings of the related premiums. Deferred ceding commissions are presented in the balance sheet net of DAC.

Premium Revenue Recognition
Premiums received at the inception of the policy, or otherwise “up-front” premiums, are earned pro-rata over the period of the underlying risk in proportion to the amount of risk outstanding over the expected period of coverage. The amount of risk outstanding is equal to the sum of the par amount of the debt insured. Installment premiums written are recognized ratably over each installment period. If a guaranteed issue is retired early, the remaining deferred premium will be earned, and any related unamortized DAC and deferred ceding commissions will be recognized immediately. Deferred premium revenue and prepaid reinsurance premiums represent the portion of gross and ceded premium written, respectively, which has been allocated to the unexpired underlying risk.

Losses and Loss Adjustment Expense Reserves
Loss and loss adjustment reserves are established for financial guaranty contracts subject to SFAS 60 - “Accounting and Reporting by Insurance Enterprises” (“FAS 60”). The reserve for losses and loss adjustment expenses consists of active credit reserves and case basis loss and loss adjustment expense reserves. The development of active credit reserves is based upon estimates of the expected levels of debt service payment defaults on currently guaranteed issues that are not presently or imminently in default, and by reference to financial guaranty industry historical loss experience. The determination of the reserve is primarily based on an analysis of expected losses as a percentage of expected premium on the outstanding insured portfolio, pursuant to which, active credit reserves are provided on a periodic basis as a function of regular financial guaranty premiums earned to date.

The Company monitors active credit reserves on an ongoing basis and adjusts these reserves based on actual loss experience, considering the changes in the mix of business and economic conditions. Case basis loss reserves will be recorded when it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. When losses occur, case basis loss reserves will be established in an amount that is sufficient to cover the present value of the anticipated defaulted debt service payments over the expected period of default and estimated expenses associated with settling the claims, less estimated recoveries under salvage or subrogation rights. The active credit reserve is available to be applied against future case basis loss reserves and any related adjustments. As of December 31, 2006 and 2005, there were no case basis loss reserves recorded.

The Company’s loss reserving policy, described above, is based on guidance provided in FAS 60, SFAS 5 - “Accounting for Contingencies”, and analogies to Emerging Issues Task Force (EITF) 85-20, “Recognition of Fees for Guaranteeing a Loan.” FAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

Management believes that the Company’s reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on management’s judgment and estimates, there can be no assurance that the ultimate liability will not exceed such estimates.

Income Taxes
The Company is included in the consolidated U.S. tax return of CIFG Services. The tax provision for CIFG NA is determined on a stand-alone-basis.

Deferred income taxes are provided with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, deferred ceding commissions, net operating losses, and unrealized appreciation or depreciation of investments. A valuation allowance is established when it is more likely than not (a likelihood of more than 50 percent) that some portion or the entire deferred tax asset will not be realized.

Reinsurance
In the normal course of business, the Company seeks to reduce its financial guaranty exposure by reinsuring certain levels of risk with other insurance enterprises or reinsurers. Reinsurance premiums ceded and related commissions recorded are deferred and recognized in earnings on a pro-rata basis over the period the related financial guaranty coverage is provided.

Intangible Assets
In prior years, the Company's acquisition of Western Continental Insurance Company (“WCIC”) resulted in an intangible asset for the fair value of the insurance licenses acquired, which is carried in the balance sheet. The Company has determined that the licenses have an indefinite life and, therefore, are not being amortized. The recoverability of the carrying value of the intangible asset is evaluated annually based on a review of forecasted discounted cash flows and by referencing other available information. As of December 31, 2006 and 2005, there were no adjustments to the carrying value of the intangible asset.

Derivative Contracts
The Company has issued insurance policies that do not qualify for the financial guaranty scope exception under FAS 133 and 149. These contracts are recorded at fair value which is determined using models developed by the Company. The models include various assumptions such as an expected loss projection. The valuation results from these models could differ materially from amounts that might actually be realized in the market.

The Company believes that the most meaningful income statement presentation of derivative revenues is to reflect them as premiums written when installments are received, as premium earned over the installment period, with changes in fair value recorded as “net realized and unrealized gains (losses) on credit derivatives”. Derivative assets and liabilities are presented on a gross basis in the balance sheet.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)
Variable Interest Entities (VIE’s)
From time to time, the Company guarantees payment obligations of counterparties, including VIEs that may enter into credit default swaps (“CDS”) with third parties. The Company provides financial guarantees covering certain obligations of these entities at market rates and consolidates those VIEs where the Company is determined to be the primary beneficiary.

Foreign currency translation
Functional currencies are generally the currencies of the local operating environment. CIFG NA’s functional currency is the U.S. dollar. CIFG NA’s financial statements include balances denominated in currencies other than the U.S. dollar which are converted to the U.S. dollar at exchange rates in effect at the balance sheet dates with income statement accounts converted using daily exchange rates which are averaged on a year-to-date basis.

Foreign currency transaction gains and losses, as well as gains and losses arising from the re-valuation of assets (excluding AFS investments) and liabilities denominated in non-functional currencies are reflected in net income.

Recent Accounting Developments
In February 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging” (“FAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. FAS 155 permits an election for hybrid instruments that contain an embedded derivative that otherwise would require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of operations and comprehensive income. The fair value election may be applied on an instrument-by-instrument basis. FAS 155 also eliminates a restriction on qualifying special purpose entities from holding passive derivative instruments. FAS 155 is effective for all financial instruments acquired or issued after December 15, 2006.

The FASB’s Derivative Implementation Group (“DIG”) issued DIG Issue B40 - “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets” (“DIG B40”) in December of 2006. DIG B40 provides a scope exception on performing embedded derivative tests required under FAS 133 related to rate of returns for certain securitized interests. DIG B40 is required to be applied upon adoption of FAS 155. The Company is in the process of evaluating the impact of FAS 155 and DIG B40 on its financial statements.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109, “Accounting for Income Taxes” (“FAS 109”). FIN 48 requires that the Company determine whether a tax position is more likely than not to be sustained under examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position does not meet the more likely than not threshold, the benefit is not recognized in the financial statements. If the Company determines that a position meets the recognition threshold, the position is measured to determine the amount of the benefit that may be recognized in the financial statements based on criteria set forth in the pronouncement. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. FIN 48 is applicable for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of FIN 48 on its financial statements.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The FASB issued FAS No. 157, “Fair Value Measurement” (“FAS 157”) in September 2006. This pronouncement defines fair value, establishes a framework for measuring fair value and enhances the footnote disclosures pertaining to fair value. Fair values are evaluated using a hierarchy (Levels 1, 2, & 3), which is based on the level of inputs used for the valuation. The input levels range from quotable market prices to unobservable inputs such as an entity’s own internal data. The disclosure requirements vary amongst the fair value hierarchy levels. FAS 157 is applicable to financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of FAS 157 on its financial statements.

On February 15, 2007 the FASB issued SFAS No. 159 - “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB No. 115” (“FAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of this pronouncement is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is applicable for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of FAS 159 on its financial statements.

Due to the diversity of accounting practices in the financial guaranty industry, the FASB undertook a project in 2005 to consider the accounting model for financial guaranty insurers. An exposure draft is expected in 2007. The current accounting model used by the Company may change significantly. Until the FASB issues specific guidance, the Company intends to continue to apply its existing accounting policies. It is not possible to predict the impact that the FASB’s project may have on the Company’s accounting practices.

3.	Related Parties

Administrative Services and Property Agreement
The Company participates in a Management Services Agreement with CIFG Services, which has been approved by the NYSID. Under this agreement CIFG Services provides the Company with management services, including office space and furniture and equipment used by the Company. Under the terms of this agreement, operating expenses are allocated based on the requirements of Regulation 30 of the NYSID. In 2006, 2005 and 2004, expenses charged by CIFG Services to the Company under this agreement were $ 33.5, $23.5, and $21.3 million, respectively.

Facultative Reinsurance Agreements
CIFG Guaranty participates in a Master Facultative Reinsurance Agreement (“Agreement”) with CIFG NA. Under the terms of this Agreement, CIFG Guaranty has the option to reinsure up to 90% of CIFG NA’s acceptable risks. CIFG Guaranty pays a ceding commission on premiums ceded under the terms of this Agreement. Premiums ceded by CIFG NA and assumed by CIFG Guaranty under this facultative reinsurance agreement were $84.2, $84.0, and $48.7 million for 2006, 2005 and 2004, respectively.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

As of December 31, 2006 and 2005, CIFG Guaranty pledged to CIFG NA U.S. dollar denominated investments with a fair value of $273.0 and $168.2 million respectively, to support its reinsurance coverage in accordance with New York State insurance regulatory requirements. The assets pledged are maintained in a secured trust on behalf of CIFG NA, for its sole use and benefit in accordance with New York State insurance regulation 11NYCRR 126.

Financial Guarantees
In the normal course of business, CIFG NA enters into certain financial guaranty contracts with affiliates on terms that management believes are on an arms-length basis. The affiliates involved are Credit Foncier (“Foncier”) and IXIS Corporate & Investment Bank (“IXIS CIB”). Gross premiums written on policies closed with IXIS CIB during 2006, 2005 and 2004 were $2.8 million, $608 thousand and $207 thousand, respectively. Gross premiums written on policies with Foncier during 2006, 2005 and 2004 were nil, $8.9 million and $4.5 million, respectively.

Capital Maintenance Agreement
The Company has entered into an irrevocable keep-well capital maintenance agreement with CIFG Guaranty. The agreement requires CIFG Guaranty to contribute capital to the Company if at any time the capital of the Company falls below $80 million, so as to maintain minimum capital at that level.

Tax Sharing Agreement
The Company files a consolidated Federal income tax return with CIFG Services, and files separate-company state and local income tax returns. The method of allocation between the companies in the consolidated Federal income tax return is subject to a tax allocation agreement approved by the Board of Directors of CIFG NA and the NYSID. Pursuant to this tax allocation agreement between the companies, total Federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognizable on a separate company basis. Inter-company tax balances are settled on a periodic basis, no less than annually.

4.	Deferred Acquisition Costs and (Deferred Ceding Commissions)

Acquisition costs and ceding commissions are deferred and amortized in proportion to the related premium revenue to be recognized in future periods. The commission income and acquisition costs deferred and related amortization are as follows:

As of December 31,
	2006	2005
Deferred ceding commissions, net, beginning of period	$ (13,267)	$ (2,051)
Current year costs:
Deferred acquisition costs	16,419	12,715
Deferred ceding commissions	(23,575)	(23,448)
Net	(7,156)	(10,733)
Net amortization during the period	2,050	(483)
Deferred ceding commissions, net, end of period	$ (18,373)	$ (13,267)

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

During the fourth quarter of 2006 the Company conducted its annual DAC study, which encompassed both a review of deferrable costs and the amortization pattern of DAC and deferred ceding commissions. In addition, the Company enhanced its policy systems in 2006, allowing it to update its exposure with more current policy information received from external parties. These modifications have resulted in a change in accounting estimate for DAC, the effect of which has been reflected on a prospective basis in these financial statements in accordance with SFAS No. 154 - “Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3”. Approximately $1.5 million is included in the “amortization of deferred acquisition costs” as a charge to the income statement.

5.	Investments

The Company’s investment objective is to optimize after-tax returns while emphasizing the preservation of capital through the maintenance of high-quality investments with adequate liquidity. The weighted-average credit quality of the fixed income portfolio, which excludes short-term investments, was AAA with no investment rated below BBB as rated by S&P.

Short-term investments consist of United States government obligations (61%) and money market instruments (39%).

The following tables set forth the amortized cost and fair value of the fixed income securities and short-term investments included in the investment portfolio of CIFG NA:

December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
United States government obligations	$ 68,453	$ 8	$ (897)	$ 67,564
State and municipal obligations	16,642	---	(452)	16,190
US Agencies	43,027	3	(347)	42,683
Corporate obligations	4,118	---	(26)	4,092
Non- US *	3,744	130	---	3,874
Short term	39,588	---	---	39,588
Total	$175,572	$141	$(1,722)	$173,991

 December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
United States government obligations	$99,307	$27	$(1,050)	$98,284
State and municipal obligations	15,682	21	(246)	15,457
US Agencies	14,070	46	(241)	13,875
Corporate obligations	4,144	4	---	4,148
Non- US *	1,184	---	(24)	1,160
Short term	24,652	---	---	24,652
Total	$159,039	$98	$(1,561)	$157,576

* Principally euro-denominated debt securities issued by European governments and European municipalities.

Fixed income investments carried at fair value of approximately of $9.1 and $9.2 million as of December 31, 2006 and 2005, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The Company maintains a portion of its cash and investments under a custody agreement with one financial institution that the Company considers of high quality.

The following table sets forth the distribution by contractual maturity of investments at amortized cost and fair value at December 31, 2006 and 2005. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

December 31,
		2006			2005
	Amortized Cost		Fair Value	Amortized Cost		Fair Value
Due in one year or less	$ 73,829		$ 73,730	$ 61,110		$ 60,986
Due after one year through five years	76,219		75,086	75,725		74,594
Due after five years through ten years	22,484		22,337	19,164		19,072
Due over ten years	3,040		2,838	3,040		2,924
Total	$175,572		$173,991	$159,039		$157,576

As of December 31, 2006 and 2005 no single issuer, excluding U.S. government obligations, exceeds 10% of shareholder’s equity.

The following investment table presents the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

Greater than 12 months         Less than 12 months Total
2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
United States government obligations	$ 58,263	$ (879)	$ 8,578	$ (18)	$ 66,841	$ (897)
State and municipal obligations	15,166	(442)	1,023	(10)	16,189	(452)
US Agencies	10,250	(237)	28,974	(110)	39,224	(347)
Corporate obligations	---	---	4,093	(26)	4,093	(26)
Non-US *	---	---	---	---	---	---
Total temporarily impaired fixed income securities	$83,679	$(1,558)	$ 42,668	$(164)	$126,347	$ (1,722)

Greater than 12 months         Less than 12 months Total
2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
United States government obligations	$ 46,792	$ (559)	$ 42,714	$ (491)	$ 89,506	$ (1,050)
State and municipal obligations	---	---	9,197	(246)	9,197	(246)
US Agencies	---	---	10,377	(241)	10,377	(241)
Corporate obligations	---	---	---	---	---	---
Non-US *	---	---	1,160	(24)	1,160	(24)
Total temporarily impaired fixed income securities	$46,792	$(559)	$ 63,448	$(1,002)	$110,240	$ (1,561)

* Principally euro-denominated debt securities issued by European governments and European municipalities.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The unrealized losses in the Company’s investment portfolio were caused by increases in interest rates. The Company evaluated the credit rating of these securities and noted no significant credit deterioration. Since the decline in market value is related to changes in interest rates and not credit quality, and the Company has the intent and ability to hold the investments until the value recovers, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2006 and 2005.

Net investment income was comprised of the following:

	December 31,
	2006	2005	2004
Fixed income securities	$4,815	$3,511	$1,086
Short-term investments	2,064	729	1,326
Total Investment income	6,879	4,240	2,412
Investment expenses	(202)	(142)	(139)
Net investment income	$6,677	$4,098	$2,273

Net realized (losses) gains from fixed income securities were comprised of the following:

	December 31,
	2006		2005		2004
Gross gains	$	---	$	---	$10
Gross losses		(5)		(4)	---
Net realized capital (loss) gains		$(5)		$(4)	$10

Proceeds from the sale of fixed income securities were $55 thousand, $180 thousand, and $3.8 million for the periods ended December 31, 2006, 2005 and 2004, respectively.

6.	Reinsurance

The Company participates in a Facultative Reinsurance Agreement with CIFG Guaranty. The Company utilizes reinsurance principally to increase capacity and to reduce the risk of loss on financial guaranty business underwritten. The Company is liable with respect to reinsurance ceded to the extent that CIFG Guaranty fails to meet its obligation to the Company. CIFG NA regularly monitors the financial condition of CIFG Guaranty and believes there is no material unrecoverable reinsurance.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The effect of reinsurance on premiums written was as follows:

	December 31,
	2006	2005	2004
Direct premium written	$98,808	$84,408	$45,058
Assumed premium written	2,857	9,848	10,088
Ceded premium written	(84,163)	(83,958)	(48,747)
Net premiums written	17,502	10,298	6,399

Change in direct deferred premium revenue	(56,116)	(60,054)	(29,625)
Change in assumed deferred premium revenue	3,350	(2,184)	(3,181)
Change in ceded deferred premiums revenue	41,841	56,692	30,218
Net premiums earned	$6,577	$4,752	$3,811

Net earned premium in 2006, 2005 and 2004 does not include any refunded earned amounts.

Ceding commissions on reinsurance ceded to CIFG Guaranty was $25.2, $25.2, and $14.6 million during 2006, 2005 and 2004, respectively.

7.	Income Taxes

The current provision for federal income taxes was $82 thousand, $148 thousand, and nil for the years ended December 31, 2006, 2005 and 2004. During 2006, an estimated tax payment of $294 thousand was made for alternative minimum taxes (“AMT”).

AMT paid in current and prior years of $354 thousand are available as AMT credits to be carried-forward and utilized in the event that regular tax exceeds AMT tax in the future.

The Company’s total tax provision differs from the amount that would be obtained by applying the tax rate to pre-tax book income due to the impact of disallowed expenses, tax exempt interest and the establishment of a valuation allowance.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2006 and 2005 are presented below:

	As of December 31,
	2006 2005
Deferred tax assets:
Net operating loss carry-forward		$599		$2,002
Deferred premium revenue		141		203
Deferred ceding commission, net		6,431		4,644
Unrealized loss on investments		687		512
Other		669		529
Less: valuation allowance		(7,604)		(7,220)
Total deferred tax assets		923		670

Deferred tax liabilities:
Accretion of discount		169		119
License amortization		745		551
Other		9		---
Total deferred tax liabilities		923		670
Net deferred tax assets	$	---	$	---

In 2006, the Company used approximately $4.1 million in net operating loss carry-forwards generated in prior years to offset taxable income in the current year. At December 31, 2006, the Company had net operating loss carry-forwards available to offset future taxable income of $1.7 million which will expire in 2024.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities for a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has yet to establish an earnings history. As a result, management has established a valuation allowance to offset net deferred tax assets.

8.	Dividend Restrictions

Under New York State insurance law, CIFG NA may pay a dividend only from earned surplus subject to the maintenance of a minimum capital requirement. Any dividends declared or paid may not exceed, together with all other dividends declared or distributed by CIFG NA during the next preceding twelve months, the lesser of (i) 10% of its shareholder’s surplus shown on its last filed statement, or (ii) one hundred percent of adjusted net investment income (as defined under New York Insurance Law), for such 12-month period without prior approval of the Superintendent of the NYSID. The Company has not declared or paid any dividends since its inception given that it has no earned surplus and is therefore ineligible to pay a dividend.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

9.	Statutory Accounting Practices

U.S. GAAP differs in certain significant respects from accounting practices prescribed or permitted by the NYSID. In 2006, the NYSID performed a routine triennial examination of the Company; an examination report has not been issued yet. The Company does not anticipate any material adjustments to its statutory capital and surplus as a result of this examination.

The following summarizes the significant differences between the statutory annual statement as filed and U.S. GAAP.

	As of December 31,
	2006 2005
U.S. GAAP Shareholder’s Equity	$ 121,897	$ 122,092
Statutory Adjustments:
Premium revenue recognition	(3,991)	(2,521)
Intangible asset	(8,331)	(8,373)
Loss and loss adjustment expense reserves, net	860	529
Contingency reserves, net	(10,597)	(6,316)
Deferred income taxes	14,123	11,824
Unrealized losses, net	1,838	1,463
Fair value of derivatives, net	39	53
Deferred Ceding commission income	891	1,712
Other liabilities	59	22
Non admitted assets	(12,968)	(11,910)
Statutory capital and surplus	$103,820	$108,575

The principal differences result from the following statutory accounting practices:

•	Upfront premiums are recognized as earned when related principal and interest have expired while under GAAP, premiums are recognized as earned over the expected coverage period;

•	Liabilities for deferred premium revenues are shown net of amounts ceded under reinsurance contracts while under GAAP, they are recorded at their gross amounts;

•	Acquisition costs are charged to operations as incurred. Under GAAP, certain costs are deferred and amortized as the related premiums are earned;

•
Intangible assets were charged directly to surplus as a result of the statutory mergers while under GAAP the Company established an intangible asset representing the value of state licenses, which is subject to impairment tests;

•
A contingency reserve is computed on the basis of statutory requirements, and reserves for case basis losses and LAE are established, at present value, for specific insured issues that are identified as currently or likely to be in default. Under GAAP, case basis loss reserves are established at present value based on CIFG NA’s reasonable estimate of the identified losses and LAE, plus estimates for reserves for the portfolio of active credits on the insured obligations written;

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

•
If applicable, a provision is made for ceded unearned premiums and losses recoverable in excess of funds held plus other qualifying collateral, on business reinsured with companies not qualified or licensed in the State of New York through a direct charge to surplus, while under GAAP there is no such provision;

•
Fixed income securities are carried at amortized cost; under GAAP these securities are designated as available-for-sale and carried at fair value, with the related unrealized gains or losses recognized as a separate component of shareholder’s equity net of applicable deferred federal income tax;

•
Deferred tax assets in excess of certain defined limitations are excluded from the balance sheet and charged to surplus as a non-admitted asset. Under GAAP, deferred federal income taxes reflect the net tax effect of temporary differences between the carrying amount of GAAP basis assets and liabilities and the amounts used for federal income tax purposes. The change in net deferred taxes, excluding the amount related to unrealized gains and losses, is a component of net income;

•	Financial guarantees are accounted for as insurance contracts, while under GAAP, certain financial guarantees that do not qualify as insurance contracts under FAS 133 are recorded at fair value;

•
Ceding commission income is recognized in income when earned and can offset acquisition costs, but a liability is established for any amount of ceding commissions in excess of acquisition expenses. Under GAAP, ceding commission income is deferred and amortized as the related ceded premiums are expensed.

•	Certain assets classified as non-admitted are charged directly to surplus but are reflected as assets under GAAP.

The NYSID has recently undertaken a review of the industry practice to record contingency reserves on a net basis specifically in the case where an unauthorized reinsurer has provided appropriate collateral to secure the ceded contingency reserve. Currently, the NYSID has not concluded their review nor have they issued any new statutory guidance on this subject. As a result, the Company will maintain its current treatment of the ceded contingency reserve until the NYSID has concluded their review and issued final statutory guidance, which is expected to be applied prospectively, if different than the Company’s current statutory accounting treatment. As of December 31, 2006 the Company has recorded a gross contingency reserve of $76.3 million which is offset by a ceded contingency reserve of $65.7 million in its statutory financial statements.

CIFG NA’s statutory financial statements are prepared in conformity with accounting practices prescribed or permitted by the NYSID. Prescribed statutory accounting principles include state laws, regulations and general administrative rules, as well as a variety of the National Association of Insurance Commissioners (NAIC) publications. The NAIC Statements of Statutory Accounting Principles (SSAP) have been adopted as a component of prescribed or permitted practices by the State of New York. The State of New York has adopted certain prescribed practices which vary from those found in SSAP. These differences have no impact on the net income and the determination of statutory surplus. Statutory capital and surplus was $103.8 million and $108.6 million at December 31, 2006 and 2005, respectively, which meets New York State minimum capital requirements. Qualified statutory capital (statutory capital and surplus plus contingency reserve) was $114.4 and $114.9 million at December 31, 2006 and 2005, respectively. Statutory net loss for CIFG NA was $(2.1), $(2.5) and $(5.2) million for the periods ending December 31, 2006, 2005 and 2004, respectively.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

10.	Net Insurance in Force

The financial guaranty contracts issued by CIFG NA guaranty the scheduled payments of principal and interest on municipal and structured obligations. The net exposure retained on any risk is subject to formalized underwriting guidelines.

As of December 31, 2006, insurance in force, net of cessions, had a range of legal maturities of 1-74 years. However, the expected life of these transactions may vary substantially from the legal final maturities, and are influenced by actual performance, market conditions and business objectives of the issuers. The expected maturities of these policies are between 1-46 years which are diversified among 1,430 outstanding policies. The weighted-average (based on par) expected life of the guaranteed portfolio is 10.57 years.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The distribution of gross and net par in force by bond type is presented in the following table:

Insurance Inforce		2006			2005
	Gross		Net	Gross		Net
Global Public Finance and Infrastructure
State GO And Appropriation	$ 5,606,167		$ 760,469	$ 3,716,422		$ 572,445
City And County GO	3,977,717		541,329	1,186,237		168,286
Utility Systems	1,123,985		274,201	680,533		83,185
Airports	1,471,021		253,390	1,406,341		188,661
Health Care	1,491,191		246,967	880,507		130,631
State Tax Backed	1,518,447		216,326	1,183,155		155,092
Higher Education	1,309,316		194,245	553,572		80,973
Sovereign/Sub Sovereign	1,374,633		182,494	1,232,554		183,187
Public Power	739,047		171,468	348,752		62,857
Special Revenue	725,562		140,056	244,910		48,860
Toll Roads	849,642		106,306	822,846		88,051
Local Tax Backed	387,624		78,745	228,134		24,491
Municipal Housing	748,649		74,865	177,794		17,779
Transportation	527,218		52,722	489,794		76,495
Investor-Owned Utilities	230,654		23,065	314,947		48,979
Project Finance	87,244		8,724	77,852		7,785
Total	22,168,117		3,325,372	13,544,350		1,937,757

Global Structured Finance
CDO High Yield	10,900,485		1,096,113	4,579,475		596,952
CDO Asset Backed	7,373,885		863,411	4,373,598		472,023
CDO Investment Grade	4,746,055		616,197	3,304,315		471,898
Home Equity	2,882,048		288,205	2,510,373		251,037
Commercial Mortgage Backed	2,426,124		242,612	1,061,265		106,126
Student Loans	1,672,960		167,296	631,674		63,167
Lease Assets	804,747		124,039	1,061,992		190,425
Commercial Asset Backed	656,164		65,616	466,517		46,652
Residential Mortgage Backed	570,573		57,057	778,698		77,870
Other	179,407		17,941	288,658		44,649
Credit Cards	101,000		10,100	101,000		10,100
Auto Loans	71,822		7,182	307,822		37,500
Total	32,385,270		3,555,769	19,465,387		2,368,399
Grand Total	$54,553,387		$6,881,141	$33,009,737		$4,306,156

The Company limits its exposure to losses under its financial guarantees through a formal credit approval process and by maintaining a surveillance function which monitors insured transactions. Additionally, the Company mitigates credit risk by underwriting investment grade transactions and maintaining collateral quality requirements on asset-backed obligations, as well as through reinsurance. As of December 31, 2006, there were no guaranteed transactions rated below investment grade.

Included in the table above is $0.2 billion of direct net par exposure related to securitization transactions supported by sub-prime mortgage assets. As of December 31, 2006, all of this exposure has underlying ratings of triple-A by at least two rating agencies prior to the benefit of financial guaranty provided by the Company, except for $5.9 million which was issued in 2004 and is rated in the A-minus rating category.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

In addition, CIFG NA has indirect net exposure to sub-prime mortgage assets as a result of guarantees of $0.8 billion of senior tranches of multi-sector collateralized debt obligations that include varying proportions of sub-prime mortgage assets in their collateral pools. As of December 31, 2006, all of this exposure has underlying ratings of triple-A by at least two rating agencies prior to the benefit of the financial guaranty provided by the Company.

Gross par written includes $250 million, $505 million and $2.3 billion of assumed premium business for each of the three years ended December 31, 2006, 2005 and 2004, respectively.

Gross par outstanding includes $3.9 billion and $5.0 billion of assumed business, at December 31, 2006 and December 31, 2005, respectively.

Gross and net par outstanding includes financial guaranty contracts treated as derivatives under FAS 133.

The distribution of gross and net par in force by geographical location is presented in the following table:

		2006		% of		2005		% of
	Gross		Net	Net	Gross		Net	Net
United States:
Florida	$1,538,190		$ 683,957	9.9%	$ 681,672		$ 68,167	1.6%
New York	3,870,534		613,447	8.9%	3,264,855		556,215	12.9%
Puerto Rico	1,368,371		236,955	3.4%	1,168,357		217,496	5.1%
Illinois	1,795,392		179,539	2.6%	1,325,550		132,555	3.1%
California	1,054,063		165,509	2.4%	901,917		151,317	3.5%
New Jersey	1,249,406		152,441	2.2%	835,701		111,070	2.6%
Texas	880,098		136,037	2.0%	544,034		102,431	2.4%
Pennsylvania	1,020,536		102,054	1.5%	165,159		16,516	0.4%
Louisiana	961,475		96,148	1.4%	4,800		480	0.0%
Massachusetts	297,565		78,507	1.1%	100,587		58,809	1.4%
Other states	5,940,820		616,582	9.0%	2,599,691		282,468	6.5%
US diversified*	25,316,946		2,822,686	41.0%	13,950,086		1,790,619	41.5%
Total United States	45,293,396		5,883,862	85.4%	25,542,409		3,488,143	81.0%

Non United States:
Italy	1,155,563		115,556	1.7%	1,014,215		101,422	2.4%
Canada	228,594		67,890	1.0%	221,813		67,212	1.6%
United Kingdom	424,617		42,462	0.6%	427,407		42,741	1.0%
Greece	328,588		32,859	0.5%	295,988		29,599	0.7%
Brazil	316,860		31,686	0.5%	316,860		31,686	0.7%
France	263,006		26,301	0.4%	241,307		24,131	0.6%
Germany	187,763		18,776	0.3%	176,911		17,691	0.4%
Turkey	150,000		15,000	0.2%	150,000		15,000	0.3%
Switzerland	81,823		8,182	0.1%	55,131		5,513	0.1%
Australia	21,549		2,155	0.0%	19,814		1,981	0.0%
Spain	3,470		347	0.0%	3,126		313	0.0%
Europe diversified**	2,195,950		219,595	3.2%	1,555,414		155,541	3.6%
Global	3,902,208		416,470	6.1%	2,989,342		325,183	7.6%
Total Non United States	9,259,991		997,279	14.6%	7,467,328		818,013	19.0%
Grand Total	$54,553,387		$6,881,141	100.0%	$33,009,737		$4,306,156	100%

* Includes financial guaranties with obligations in multiple states.

** Includes financial guaranties with obligations in multiple countries.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

11.	Loss and Loss Adjustment Reserves

The Company’s reserve for losses and loss adjustment expenses consists of active credit reserves only. There were no case basis reserves recorded during 2006 and 2005. Activity in the losses and loss adjustment reserves, gross of reinsurance, are summarized as follows:

	2006	2005
Gross active credit reserves:
Balance, beginning of period	$3,306	$1,677
Incurred losses and loss adjustment expense reserves	2,224	1,629
Balance, end of period	$5,530	$3,306

Gross incurred loss and loss adjustment expenses are presented in the income statement net of ceded amounts of $1,893, $1,393, and $1,044 for the years ended December 31, 2006, 2005 and 2004, respectively.

12.	Fair Value of Financial Instruments

The following fair value amounts were determined by using independent market information when available, and internal valuation methodologies when market quotes were not available. In cases where specific market quotes were unavailable, interpreting market data and estimating market values requires considerable judgment by management. Accordingly, the estimates presented are not necessarily indicative of the amount CIFG NA could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Fixed income securities: The fair values of fixed income securities are based primarily on quoted market prices.

Short-Term Investments and Cash: The carrying value of these items approximate fair value.

Investment Income Due and Accrued: The fair value of investment income due and accrued is assumed to approximate carrying value.

Deferred Premium Revenue: The fair value of the deferred premium revenue is based upon the estimated cost to reinsure those exposures at current market rates, which amount consists of the current deferred premium revenue, less an estimated ceding commission thereon.

Certain other financial guaranty insurance contracts have been written on an installment premium basis, where the future premiums to be received by the Company are determined based on the outstanding exposure at the time these premiums are due. The fair value of the Company’s future premium revenue under its installment contracts is measured using the present value of estimated future installment premiums, less an estimated ceding commission thereon, discounted at 7%. The estimate of the amounts and timing of the future installment premiums is based on contractual premium rates, debt service schedules and expected run-off scenarios. This measure is used as an estimate of the cost to reinsure the Company’s exposures under these policies.

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)

The carrying amount and estimated fair value of financial instruments are presented below:

	December 31,
		2006			2005
	Carrying Amount		Estimated fair value	Carrying Amount		Estimated fair value
Financial Assets:
Fixed income securities	$134,403		$134,403	$132,924		$132,924
Short-term investments	39,588		39,588	24,652		24,652
Cash	1,068		1,068	3,388		3,388
Investment income due and accrued	1,748		1,748	1,497		1,497
Derivative assets	10		10	4		4

Financial Liabilities:

Deferred premium revenue:
Gross	218,714		153,100	165,846		116,092
Net of reinsurance	34,953		24,467	24,019		16,812

Derivative liabilities	49		49	57		57

Off-balance sheet instruments:

Installment premium receivable
Gross	---		124,159	---		82,973
Net of reinsurance	---		13,063	---		9,581

13.	Credit Derivatives

Certain financial guaranty contracts meet the definition of a derivative under FAS 133 as amended by FAS 149. All of these direct contracts provide credit protection to investors who have entered into credit derivative transactions with New Generation Funding Trusts. The Company records these contracts at Management’s estimate of fair value based on valuation models. The models contain an expected loss assumption. These contracts are considered by the Company to be, in substance, financial guaranty contracts and the Company generally intends to hold them to maturity. The level of fair value adjustments is dependent upon a number of factors including changes in credit spreads and other market factors.

As of December 31, 2006 and 2005, the distribution of par exposure by form of credit enhancement is set forth in the following table on a gross (direct and assumed) basis and net of reinsurance:
  December 31,
		2006			2005
Gross			Net	Gross		Net
Financial guarantees	$27,200,799		$3,879,324	$17,605,496		$2,424,333
Credit Derivatives	27,352,588		3,001,817	15,404,241		1,881,823
Total	$54,553,387		$6,881,141	$33,009,737		$4,306,156

CIFG Assurance North America, Inc.
Notes to Financial Statements
December 31, 2006, 2005 and 2004
(Dollar Amounts in Thousands)
14. Variable Interest Entities

The Company’s financial statements include the consolidation of New Generation Funding Trusts (VIEs) as disclosed in Note 1. For each of the three years ended December 31, 2006, 2005 and 2004 gross direct premium written by these VIEs was approximately $27.1, $20.8, $10.5 million, respectively, and gross par outstanding at December 31, 2006 and 2005 includes $27.1 and $15.2 billion, respectively, underwritten through these VIEs.